[Letterhead of Andrews Kurth LLP]

                                  July 19, 2004


VIA EDGAR - CORRESPONDENCE
COURTESY COPIES VIA FEDEX
-------------------------

Securities and Exchange Commission
410 Fifth Street NW
Washington, DC  20549
Attention:  Barbara C. Jacobs - Mail Stop 4561

         Re:      Assure Data, Inc.
                  Registration Statement on Form SB-2 filed June 23, 2005 File No. 333-121347

Ladies and Gentlemen:

         We  are  filing  today  Amendment  No.  Five  to  the   above-captioned
Registration Statement and are responding to each of your comments in your letter dated July 13, 2005 in the amendment and as discussed below.

         We are also sending a courtesy copy of the amended Registration Statement to Morgan Youngwood and Jeffrey Werbitt, blacklined to show changes from Amendment No. 4. Page references described in this letter pertain to the clean courtesy copy and not necessarily to either the courtesy blackline or the Edgar version.

Use of Proceeds, page 9
-----------------------

1. We note your response to prior comment 2 that management advised Assure Data that they have committed to advance the offering costs if no shares are sold. Please revise your disclosure to clarify whether management will only advance offering costs if no shares are sold. Who will pay the shortfall of your offering expenses if you obtain nominal proceeds that are inadequate to pay the expenses? Also, revise your disclosure to provide a materially complete description of the arrangement that Assure Data has with its officers. Is there a written agreement with the officers?

         The disclosure in "Uses of Proceeds" has been clarified. A written commitment to cover any deficit in offering costs has been signed and included as Exhibit 10.2. Page 9




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Securities and Exchange Commission
July 19, 2004
Page 2




Description of Business, page 10
--------------------------------

2. We refer you to prior comment 3. You disclose that Assure Data contacted a vendor that is willing to provide a select email listing of information technology employees and consultants. Please confirm that there are no other fees or expenses associated with Assure Data's acquisition of the referenced email listing. In this regard, tell us whether any of the offering proceeds will be utilized to purchase the email listing. Also, advise whether there are any privacy concerns related to the acquisition and/or utilization of the select email listing. For example, how was the information collected and how will the information be used?.

         The payment terms have been clarified, and a statement regarding privacy issues has been added. Page 10.

Competition, page 14
--------------------

3.       We note that you refer to Dun & Bradstreet in response to prior comment
         4. Please furnish the source of the statistic from Dun & Bradstreet. To expedite our review clearly highlight the applicable portion or section containing the statistics. Also, supplementally tell us whether the source of the statistics is publicly available without cost or at a nominal expense. If the source is not publicly available, tell us why a consent is not needed to use the statistic in your prospectus. Also, revise to provide a more complete citation to the research derived from Dun & Bradstreet. For example, as applicable, disclose the title of the source of information and its date.

         The Company has found a more up to date source of these statistics and replaced the Dun & Bradstreet reference. The new source is publicly available via the Internet. Page 14.

4. Please revise to disclose the basis for your belief that the number of potential customers in North America is over 2.2 million based upon your research through Dun & Bradstreet of companies with gross sales of more than $100,000 or more than 15 employees. In this regard disclose why you concluded that all companies in North America with sales of more than $100,000 or more than 15 employees are potential customers.

         A statement of the basis for the Company's belief has been added. Page 14.

Management's Discussion and Analysis or Plan of Operation, page 14
------------------------------------------------------------------

5. We note that you estimate that the annual cost to be a small business reporting company to be approximately $3,000 a month. We also note that you disclose that Assure Data will have adequate financial resources to meet its financial obligations as you currently conduct business for at least twelve months. In light of the fact that you anticipate a short




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Securities and Exchange Commission
July 19, 2004
Page 3



         fall of $170 a month, please reconcile your disclosure. In this regard, please discuss whether you will be able to meet your financial obligations, including the annual cost to be a reporting company, for the next twelve months if you only receive nominal proceeds in this offering. Also, you should consider the impact of purchasing the select email listing when discussing your ability to meet your financial obligations. Further, consider additional risk factor disclosure that addresses the additional cash needs of the company resulting from your reporting obligation

         Language has been added to "Resources"  to address these matters.  Page
         15.

6. We note that you have commitments from additional companies that will be active customers by June 30, 2005. To the extent that these are definitive and binding agrees, please disclose. Otherwise, your disclosure should also address your liquidity if Assure Data does not receive additional revenue from additional companies.

         This disclosure has been clarified to state that there are active negotiations, but not commitments.

Notes to Financial Statements, December 31, 2004
------------------------------------------------

Organization and Summary of Significant Accounting Policies, page F-7
---------------------------------------------------------------------

Revenue Recognition
-------------------

7. We note your response to prior comment number 9 in the letter dated June 23, 2005. As previously requested, revise your revenue recognition policy to include the related revenue recognition criteria considered in determining when to recognize revenue and how management determines when those criteria have been met. Specifically, since it appears that the monthly fee is recognized based on the provisions of SAB 104, indicate how you determine that the following criteria have been met:

         o        Persuasive evidence of an arrangement exists;

         o        Delivery has occurred or services have been rendered;

         o        The seller's price to the buyer is fixed or determinable; and

         o        Collectibility is reasonably assured.

We have expanded our disclosure on page F-7 for revenue recognition for set-up fees under SAB 104 to specifically state the four revenue recognition criteria included therein and that revenue is recognized based on the Company's determination that these criteria have been met.



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Securities and Exchange Commission
July 19, 2004
Page 4




Notes to financial Statements, March 31, 2005, page F-14
--------------------------------------------------------

8. We note the increase in due to related party of $11,311 during the three months ended March 31, 2005. Revise to disclose the nature and terms of this increase. Also tell us what consideration you gave to including a similar discussion in Certain Relationships and Related Transactions on page 19.

We have added a related party footnote to page F-14 to disclose the nature and terms of the increase in due to related party and included a similar discussion in Certain Relationships and Related Transactions on page 19.

         Please contact the undersigned if you have any further comment.

                                                     Sincerely yours,


                                                      /s/ Ronald L. Brown
                                                     Ronald L. Brown



cc:      Bob Lisle
         Palmer Miles